UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

8 May 2007

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS.333-126811, 333-85646 AND 333-12384) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a Report on Form 6-K furnished by Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises:

Opinion of Sullivan & Cromwell LLP, U.S. counsel for Barclays Bank PLC, as to certain matters of United States taxation.

May 8, 2007

Barclays Bank PLC,

    1 Churchill Place,

        London, E14 5HP,

            England.

Ladies and Gentlemen:

We have acted as counsel to Barclays Bank PLC (the “Company”) in connection with the preparation and filing by the Company with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, of the pricing supplements, dated May 8, 2007, relating to the public offering by the Company of the iPath S&P GSCI Crude Oil Total Return Index ETNs due August 14, 2036 and iPath S&P GSCI Total Return Index ETNs due June 12, 2036, the pricing supplement dated April 10, 2007 relating to the public offering by the Company of the iPath Dow Jones – AIG Commodity Index Total Return ETNs due June 12, 2036, the pricing supplement dated May 8, 2007 relating to the public offering by the Company of the iPath MSCI India Index ETNs due December 18, 2036, and the pricing supplements dated May 8, 2007 relating to the public offering by the Company of the iPath GBP/USD Exchange Rate ETNs, iPath JPY/USD Exchange Rate ETNs, and iPath EUR/USD Exchange Rate ETNs (the “Pricing Supplements”). The Pricing Supplements supplement the prospectus, dated September 21, 2005, and the prospectus supplement, dated November 1, 2006, filed by the Company with the SEC under the Company’s Registration Statement on Form F-3 (File No. 333-126811).

We hereby confirm to you our opinions as set forth under the heading “Supplemental Tax Considerations” in the Pricing Supplements, subject to the limitations set forth therein.

Very truly yours,

/s/ SULLIVAN & CROMWELL LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: May 8, 2007	By:	/s/ Marie Smith

	Name:	Marie Smith
	Title:	Assistant Secretary